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                                  EXHIBIT 11

                          SI DIAMOND TECHNOLOGY, INC.

                    COMPUTATION OF (LOSS) PER COMMON SHARE



                                                 Three Months ended March 31,
                                               -------------------------------
                                                     1997             1996
                                               ---------------    ------------

Computation of ( loss ) per common share:

Net loss applicable to common stockholders     $    (1,410,524)   $ (6,393,569)

Weighted average number of common
     shares outstanding                             13,401,083      10,859,724

Net Loss per common share                      $         (0.11)   $      (0.59)




Computation of ( loss ) per common share assuming full dilution:

     No calculation of loss per common share assuming full dilution is submitted because such computation results in an antidilutive loss per common share.